

OMV Aktiengesellschaft

OMV Investor News

January 9, 2006
9.30am (UK time) — 10.30am (CET)

OMV: Green light for development of block S2 in Yemen

- **Block S2 in central Yemen declared commercial**
- **Field development plan approved by partners and the government of Yemen**
- **First oil as early as Q3 2006**

OMV, Central Europe's leading oil and gas group, today announces that the Petroleum Exploration and Production Authority (PEPA) of Yemen and the ministriy of oil & minerals have accepted OMV's Declaration of Commerciality in its operated Block S2 (Al Uqlah) in the Shabwa province of Yemen. The two-phased development plan could result in first oil production as early as Q3 2006 with a total production of 11,000 barrels per day (bbl/d). The field is expected to reach its full production rate of about 32,000 bbl/d by 2009/2010. Proven reserves amount to 50 mn barrels, and the field's production life will be about 20 years.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "The discovery of an oil field in a complex fractured basement reservoir is a huge technical success, thanks to our geoscientist team working closely with PEPA. The development of Block S2 is in line with OMV's targets to rapidly commercialise our discoveries and, therefore, increase our world-wide production. We will further strengthen our position in Yemen through comprehensive assessment of the remaining potential in this block and by exploration in the nearby Block 2."

The development area for the oil discoveries of Block S2 covers approximately 1029 km² in central western Yemen. Block S2 is situated close to Block 2 (Al Mabar) for which OMV signed a Production Sharing Agreement on July13, 2005.

Two-phased development

Due to the complexity of the reservoir, the joint venture partners and PEPA have approved a two-phased development plan. Phase 1 is designed to gather additional knowledge about the oil field, by modern technology such as 3D seismic. The data gathered during this phase will be used to define optimal development of the full field in Phase 2.



Move & More. OMV

Production plateau of 32,000 bbl/day

Production start-up from Phase 1 is anticipated as early as Q3 2006. During this phase, oil production will gradually increase to a maximum of 11,000 bbl/d by 2007/2008. However, with full field development in Phase 2, a plateau oil production rate of 32,000 bbl/d is anticipated by 2009/2010. Currently, estimated proven reserves of about 50 million barrels should result in about a 20 year production life. The proven and probable reserves are estimated at 170 million barrels.

Gross capital investment for Phase 1 is estimated at about USD 85 million. Current estimates for the full field development, including phases 1 and 2, are USD 250-300 million.


SAUDI ARABIA
OMAN
YEMEN
SAN'A
BLOCK S2
BLOCK 2
Red Sea
Aden
Gulf of Aden
YEMEN
BLOCK S2:
OMV (OP) 44%
BLOCK 2:
OMV (OP) 93%
100 Kilometers

Background information:

The interests in Block S2

OMV (Yemen Block S2) Exploration GmbH:	44.0%
Sinopec International Petroleum Exploration and Production Corporation:	37.5%
The Yemen General Corporation for Oil & Gas:	12.5%
The Yemen Resources Limited:	6.0%

OMV in Yemen

OMV has been active in Yemen since the early 1990s. The company has an office in Sana'a, Yemen, with 9 employees, including 3 expatriates.

Block S2 (Al Uqlah) was acquired with the international portfolio of Preussag. OMV assumed operatorship and discovered oil in the Al-Nilam-1 well in 2003. Then, following comprehensive block evaluation in 2004, the Habban-1 oil discovery was drilling in 2005. The Al-Nilam-ST1 successfully tested the potential of the fractured basement in another compartment of the Habban field.

A Production Sharing Agreement (PSA) for Block 2 (Al Mabar) was signed on 13 July 2005. Once the agreement has been ratified by the Parliament of Yemen, OMV will assume operatorship and commence exploration of the block.

OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of approximately EUR 15 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system,



transporting 43 billion m³ of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,536 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press — Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press — Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Leanne Denman, London, IR — Tel. +44 (20) 7367-5112; e-mail: leanne.denman@cubitt.com
Simon Barker, London, Press — Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York — Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–December and Q4 2005** in March 2006



Move & More. OMV

OMV Aktiengesellschaft

OMV Investor News

Financial Calendar 2006

Financial events	Date*
Roadshow London	**February 2, 2006**
Results January–December and Q4 2005 Publication: 8:00 CET Live Webcast: 9:00 CET	**March 14, 2006**
Roadshow London	**March 15, 2006**
Roadshow Europe	**March 16-17, 2006**
Publication of the Annual Report 2005	**Middle of April 2006**
Results January–March 2006 Publication: 8:00 CET Conference Call: 15:00 CET	**May 16, 2006**
Record date for the AGM	**May 18, 2006**
Annual General Meeting AUSTRIA CENTER VIENNA, Bruno-Kreisky-Platz 1, 1220 Vienna, 14:00 CET	**May 24, 2006**
Dividend ex date	**May 30, 2006**
Dividend payment date	**May 31, 2006**
Roadshow Europe	**June 8, 2006**
Results January–June and Q2 2006 Publication: 8:00 CET Live Webcast: 9:00 CET	**August 17, 2006**
Roadshow London	**August 18 and 21, 2006**
Roadshow USA	**August 22-25, 2006**
Roadshow London and Edinburgh	**September 20-21, 2006**
Results January–September and Q3 2006 Publication: 8:00 CET Conference Call: 15:00 CET	**November 15, 2006**
Roadshow Europe	**November 16-17, 2006**

*The dates shown above are subject to final confirmation
The effective dates can be downloaded at our homepage:
www.omv.com > Investor Relations > Investor News > Financial Calendar


Move & More.
OMV